Exhibit 3.1

AMENDMENTS

TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP.

(the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

It is resolved as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)	amending Article 49.4(a) by deleting the following introduction of such sub-section:

“the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO the Company shall:”

and replacing it with the following:

“the Company does not consummate a Business Combination by December 18, 2019, the Company shall:”; and

(b)	amending Article 49.4(b) by deleting the words:

“within twenty-four months from closing of the IPO”

and replacing them with the words:

“by December 18, 2019”.